FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA PROVIDES UPDATE ON BRODALUMAB DEVELOPMENT PROGRAMME

Amgen has announced the termination of its co-development and commercialisation agreement with AstraZeneca for brodalumab, an investigational IL-17 receptor inhibitor in development for patients with moderate-to-severe plaque psoriasis, psoriatic arthritis, and axial spondyloarthritis. The announcement follows Amgen's decision to concentrate on other portfolio priorities after observing suicidal ideation and behaviour events in the brodalumab programme which may result in restrictive labelling.

AstraZeneca will confirm its decision on the future development of brodalumab as soon as possible, based on further review of the data.

Briggs Morrison, Executive Vice President, Global Medicines Development and Chief Medical Officer at AstraZeneca, said: "Data from the three AMAGINE Phase III pivotal studies highlighted that brodalumab has an effective mechanism of action that delivers clinical benefit. We will fully evaluate the data and assess all options before we make our independent decision about the future of this potential medicine."

About Brodalumab (AMG 827)

Brodalumab is a novel human monoclonal antibody that binds to the interleukin-17 (IL-17) receptor and inhibits inflammatory signaling by blocking the binding of several IL-17 ligands to the receptor. By stopping IL-17 ligands from activating the receptor, brodalumab prevents the body from receiving signals that may lead to inflammation. The IL-17 pathway plays a central role in inducing and promoting inflammatory disease processes.

About the Amgen and AstraZeneca Collaboration

In April 2012, Amgen and AstraZeneca formed a collaboration to jointly develop and commercialise five monoclonal antibodies from Amgen's clinical inflammation portfolio. With oversight from joint governing bodies, Amgen leads clinical development and commercialisation for brodalumab and AMG 557/MEDI5872 (Phase Ib for autoimmune disease, such as systemic lupus erythematosus). AstraZeneca, through its biologics arm MedImmune, leads clinical development and commercialisation for MEDI7183/AMG181 (Phase II for ulcerative colitis and Crohn's disease), MEDI2070/AMG139 (Phase II for Crohn's disease) and MEDI9929/AMG157 (Phase II for asthma).

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit:
www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                            +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                         +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                         +44 20 7604 8034 (UK/Global)
Jacob Lund                                  +46 8 553 260 20 (Sweden)
Michele Meixell                           + 1 302 885 6351 (US)

Investor Enquiries
Thomas Kudsk Larsen		+44 20 7604 8199	mob: +44 7818 524185
Eugenia Litz	Respiratory, Inflammation and Autoimmunity	+44 20 7604 8233	mob: +44 7884 735627
Nick Stone	Cardiovascular and Metabolic Disease	+44 17 6326 3994	mob: +44 7717 618834
Karl Hård	Oncology	+44 20 7604 8123	mob: +44 7789 654364
Craig Marks	Infection, Neuroscience and Gastrointestinal Disease	+44 20 7604 8591	mob: +44 7881 615764
Christer Gruvris		+44 20 7604 8126	mob: +44 7827 836825

26 May 2015

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 May 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary